# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HAVERTY FURNITURE COMPANIES INC, CIK 0000216085
CUSIP: 419596200
Title of class of securities: Class A Common Stock, $1.00 par value
Address of issuer's principal executive offices: 780 JOHNSON FERRY ROAD, SUITE 800, Atlanta, Georgia (GA), 30342
Date of event which requires filing of this statement: 03/17/2026
Filed by CIK 0001209399
Persons authorized to receive notices and communications: Amy Wilson, One Atlantic Center Fourteenth Floor, 1201 West Peachtree Street, NW, Atlanta, Georgia (GA), 30309, (404) 572-6926

## Reporting persons
- Villa Clare Partners, L.P. (CIK 0001401014): type of reporting person: partnership (PN); citizenship or place of organization: Georgia (GA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 603,497; sole dispositive power 0; shared dispositive power 603,497; aggregate amount beneficially owned 603,497 (49.9% of the class); the aggregate amount excludes certain shares
- West Wesley Associates, LLC (CIK 0001401051): type of reporting person: corporation (CO); citizenship or place of organization: Georgia (GA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 603,497; sole dispositive power 0; shared dispositive power 603,497; aggregate amount beneficially owned 603,497 (49.9% of the class); the aggregate amount excludes certain shares
- Clarence H. Smith (CIK 0001209399): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 125,236; shared voting power 605,447; sole dispositive power 125,236; shared dispositive power 605,447; aggregate amount beneficially owned 730,683 (60.4% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $1.00 par value
Name of issuer: HAVERTY FURNITURE COMPANIES INC
Address of issuer's principal executive offices: 780 JOHNSON FERRY ROAD, SUITE 800, Atlanta, Georgia (GA), 30342
Comment: Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 1, 2007 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on June 12, 2012, Amendment No. 2 filed with the SEC on November 15, 2012, Amendment No. 3 filed with the SEC on May 15, 2013, Amendment No. 4 filed with the SEC on July 18, 2013, Amendment No. 5 filed with the SEC on December 17, 2013, Amendment No. 6 filed with the SEC on January 13, 2015, Amendment No. 7 filed with the SEC on June 11, 2015, Amendment No. 8 filed with the SEC on January 3, 2017, and Amendment No. 9 filed with the SEC on January 3, 2018 (such amendments, together with the Original Schedule 13D, the "Schedule 13D") with respect to the Class A common stock, par value $1.00 per share (the "Class A Common Stock"), of the Company. The Reporting Persons are filing this Amendment No. 10 to the Schedule 13D to report certain transactions previously disclosed on Form 4 dated June 14, 2019, August 4, 2025, and March 18, 2026. This Amendment No. 10 reflects updated information regarding the beneficial ownership of the other Class A Shareholders (as defined below). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate 730,683 shares or 60.4% of the Class A Common Stock of the Company. For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Class A Common Stock are calculated based on information included in the Form 10-K filed by the Company for the period ended December 31, 2025, which reported that 1,209,976 shares of Class A Common Stock were outstanding as of February 25, 2026. The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) with certain other Class A Common Stock shareholders ("Other Class A Shareholders") as a result of entering into a Class A Shareholders Agreement and the amendments thereto with those Other Class A Shareholders as described in Item 6 of the Schedule 13D. If the Reporting Persons are deemed to have formed a group with the Other Class A Shareholders, each of the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 895,210 shares or 74.0% of the Class A Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The Partnership beneficially owns 603,497 shares or 49.9% of the Class A Common Stock of the Company. West Wesley Associates, LLC is the general partner of the Partnership and holds shared voting and dispositive power with the Partnership with respect to the shares owned by the Partnership. Mr. Smith beneficially owns 730,683 shares or 60.4% of the Class A Common Stock of the Company. Mr. Smith has sole voting and dispositive power with respect to 125,236 shares of Class A Common Stock. Mr. Smith shares voting and dispositive power with respect to 1,950 shares of Class A Common Stock with his wife, Lamar Smith. As the manager of West Wesley Associates, LLC, the Partnership's general partner, Mr. Smith shares with the Partnership and its general partner voting and dispositive power with respect to the 603,497 shares of Class A Common Stock held by the Partnership. Mr. Smith disclaims beneficial ownership of the shares held by the Partnership except to the extent of his pecuniary interest therein.
Transactions in the class effected during the past sixty days: Except as set forth on Schedule 1 hereto, no other recent transactions in Class A Common Stock were effected by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Villa Clare Partners, L.P.: /s/ Clarence H. Smith, Clarence H. Smith / Manager of West Wesley Associates, LLC (general partner of Villa Clare Partners, L.P.) (04/21/2026)
- West Wesley Associates, LLC: /s/ Clarence H. Smith, Clarence H. Smith / Manager (04/21/2026)
- Clarence H. Smith: /s/ Clarence H. Smith, Clarence H. Smith (04/21/2026)